Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                   No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Code of Ethics

2.       Corporate Policy on Anti-corruption

Code of Ethics

Dear Colleagues,

Over the last 80 years, we have built one of Brazil’s largest corporate business groups. We have always observed ethics and transparency in targeting our achievements, treating our internal and external stakeholders with integrity and respect, and contributing to the growth and wellbeing of our communities. Therefore, we can be proud of our past and optimistic about the future.

To maintain our credibility and our good name, we must be constantly evolving and we must always ensure that we comply with the law and with the Company’s policies and regulations.

This new edition of our Code of Ethics reasserts our confidence that our staff, partners, suppliers and contractors will make the right decisions when faced with the ethical dilemmas that can arise in our work. Here you will find rules and guidelines to help you choose the best path to follow. Our Open Channel is always available to clear up any doubts and to receive your suggestions or comments.

I am grateful to you for helping to build Ultra’s future. I am counting on you to ensure that our Company’s daily activities and attitudes are based on sound moral principles.

Frederico Fleury Curado

Chief Executive Officer

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▪   Ethics in management

-     Equality, Transparency, and Responsibility

-     Compliance with Laws

-     Sustainable Development

▪   Ethics in our relationships

-     Shareholders and Investors

-     Employees

-     Clients and Consumers

-     External Representatives

-     Business Partners (distributors, resellers, and commercial representatives)

-     Suppliers and Service Providers

-     Competitors

-     Media

-     Public Sector

-     Business Entities and Trade Associations

▪   Ethics in the workplace

-     Professional Excellence

-     Conflicts of Interest

-     Unfair Advantages or Benefits

-     Information and Company Resources Security

-     Gifts and Contributions

-     External Activities

-     Personal Relationship with Clients, External Representatives, Business Partners, Suppliers and Service Providers

▪   Management of the Code of Ethics

-     Scope of the Code of Ethics

-     Conduct Committee

-     Risk, Compliance and Audit Department (RCAD)

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-     Compliance Areas

-     Channel of Instructions and Denounces

-     Violation of the Code of Ethics

-     Questions

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Ethics in management

Ultra is a multibusiness company committed to operating efficiently, effectively and using the best management practices.

Ultra implements these commitments through a management approach focused on ethics, with constant attention to its social impact, to human rights, and to the environment.

Among the principles that guide our conduct, we highlight the following:

▪  Equality, Transparency and Responsibility

Equality, transparency and responsibility are duties inherent to our Organization. Its practice increases the autonomy of the employees and the trust deposited therein. Consequently, it generates a more favorable environment for the conclusion of businesses and projects. Because of that:

▪  We treat stakeholders, clients, counterparties and third parties in a fair and equitable manner.  Ultra forbids any discrimination or favoritism of any person or legal entity.

▪  We adopt procedures to ensure that all stakeholders, clients, counterparties and third parties are informed about the relevant aspects of our activities, making sure that our communications and information provided are true, clear, adequate and appropriate.

▪  We are cognizant about the consequences of our actions, weighting the effects that our actions may cause on external representatives and on ourselves before we take them.

▪  Compliance with Laws

We observe the laws, rules and regulations, overall because we are aware that they form the basis so that all may live in a just and prosper society. That is why:

▪  We follow the Anti-Corruption Corporate Policy and of Relationship with Public Officials, that consolidates the guidelines of prevention and fight against corruption to be adopted in the relationship with the Public, national or foreign Administration, with other companies and any other parts, with the intention of preserving the integrity and transparency in Ultra’s businesses.

▪  We follow the Competitive Corporate Policy, that establishes guidelines to fight the conducts against the economic order in our commercial practices and corporate relations, emphasizing principles that shall govern the market, as the free initiative, free competition and consumer defense, among others.

▪  We follow risk management procedures and internal control procedures, including financial and accounting procedures, audit, information safety and anti-corruption and competitive controls, destined to monitor the observance of the rules and to prevent and fight against illegal, criminal or immoral acts (such as corruption, bribe, fraud, traffic of influence, undue favor exchanges, money laundering or crimes against the economic order).

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▪  We follow our ethical principles and the principles of self-regulation of the business and professional associations to which we are affiliated.

▪  Sustainable Development

We conduct our businesses with responsibility, integrity and care, aiming to ensure the solidity and longevity of Ultra. We always follow this guideline in sync with the rules of social development and of preservation of the environment.

o

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Ethics in our relationships

We maintain an elevated degree of credibility and reputation built throughout many decades with our public. We are honest and faithful in such relations. We seek to promote the following practices:

▪  Shareholders and Investors

▪  We follow policies and practices that promote the alignment between the interests of shareholders, investors and administrators with the interests of Ultra.

▪  We monitor the occurrence of possible conflicts of interest and we treat it with objectivity, firmness and impartiality.

▪  We adopt the Corporate Policy of Disclosure of Material Facts and the policy of Securities Negotiation, which establish rules for the disclosure of our information to the market and procedures to avoid undue advantages and for the promotion of negotiation informed of the securities.

▪  We adopt routine, timely and equal communication practices with analysts, investors and other interested parties, aiming at keeping them informed and clarifying our activities, businesses and results.

▪  Employees

▪  We follow policies and practices destined to ensure decent, healthy and motivating work conditions for our employees.

▪  We respect diversity and human rights.

▪  We promote the human and professional development of our employees. We encourage meritocracy. We encourage and promote people due to their performance and their behavior in alignment with the interests and principles of the organization.

▪  We respect the right to the free union association and comply with the conventions and collective agreements.

▪  We do not tolerate in our organization, and we perform actions to prevent and fight against any kind of disrespect, harassment, offense, prejudice or discrimination.

▪  Likewise, we do not tolerate and fight against all form of undue work, such as forced labor, child labor, slave labor or one similar to slave labor.

▪  Clients and Consumers

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▪  Our purpose is to identify and comply with the needs and wishes of our clients and consumers.

▪  We adopt the practices of identification of the needs, expectations and opinions of our clients and consumers that seek the improvement of our offers of products and services.

▪  We do not use any marketing, publicity or sale strategy that may mislead our clients or counterparts regarding quality, purpose and price of our products or services, or encourage the practice of illegal or unethical acts.

▪  External Representatives

▪  We pay attention so that third parties that represent us or speak on behalf of Ultra do so in observance with our values and business practices.

▪  We do not use external representatives or people interposed with the intention to dissimulate illegal or unethical practices.

▪  We do not contract or maintain relations with external representatives when we are able to conclude from the existence of conducts or profiles that go against the principles of this Code.

▪  Business Partners (distributors, resellers and commercial representatives)

▪  We seek to ensure in our partnerships the continuity of our values and of our business practices.

▪  We work so that our partners follow the principles of this Code and of our Corporate Policies, mirroring the sustainable way in which we conduct our business.

▪  We do not initiate or maintain relation with partners when we are able to conclude from the existence of conducts or profiles that go against the principles of this Code.

▪  We seek in our partners a good commercial practice, integrity in the management of businesses and socioenvironmental commitment.

▪  Suppliers and Service Providers

▪  We selected the suppliers and service providers best qualified and that offer an adequate cost-benefit relation.

▪  We maintain selection policies and practices that guarantee transparent, honest and fair processes for all involved parties and, therefore, that never unduly favor a supplier or service provider in detriment to the others.

▪  We work so that our suppliers and service providers follow the principles of this Code and of our Corporate Policies.

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▪  We do not initiate or maintain relation with suppliers and service providers when we are able to conclude from the existence of conducts or profiles that go against the principles of this Code.

▪  Competitors

▪  We adopt the Competitive Corporate Policy, that establishes guidelines to fight the conducts against the economic order in the commercial practices and corporate relations in which we may participate, as well as the protection and preservation of the principles that shall govern the market, as the free initiative, free competition and consumer defense, among others.

▪  We respect our competition.

▪  We do not form or participate in any kind of cartel. We do not enter into commercial agreements with competitors with the purpose of combining prices, dividing clients or markets, or, by any other mean, limiting the competition.

▪  Media

▪  We maintain a relationship with the communication means based on impartiality and on true, clear, adequate and timely information.

▪  Public Authority

▪  We adopt corporate policies and practices to ensure that our relations, partnerships and businesses with the bodies, companies, employees and representatives of the public power, in all instances, are addressed by honesty, transparency and responsibility.

▪  We manage our businesses with no ideological or party influences.

▪  We do not offer or give requests or suggestions of offer of courtesy (such as souvenirs, gifts, trips or entertainment) in exchange of favors or requests of facilitation in the relationships with the public authority.

▪  Business Entities and Trade Associations

▪  We recognize the importance of business entities' and trade associations’ roles in the economy and in promoting debates in their respective sectors of representation.

▪  We respect the autonomy of business entities and trade associations and we support their initiatives in accordance with the legal and regulatory principles of this Code and our Corporate Policies.

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Ethics in the workplace

Ultra is the sum of all our efforts. It is not simply a workplace, but our Company, where we develop our career and professional reputation, and where we daily elaborate our joint future.

We value a healthy and productive environment. We act based on facts and data and on respect to people. We value qualification and competencies. We respect the Company’s Policies and culture.

Therefore, we adopt the following guidelines:

▪  Professional Excellence

▪  We conduct our work with dedication and a sense of responsibility. We always seek to do the best.

▪  We keep ourselves updated on the knowledge and on the best technical practices regarding the profession and the responsibilities of each one of us.

▪  We respect all persons, with no kind of prejudice or discrimination.

▪  We learn from our mistakes and avoid repeating them. We accept criticism and work to learn from it.

▪  We express our opinions and critiques on a grounded, respectful, professional manner and in the interest of the Company.

▪  We care for the tangible and intangible resources, intellectual property, time and installations of Ultra.

▪  Conflicts of Interest

▪  We follow the Corporate Policy for Conflict of Interests, that promotes transparency and independency in the relations of the persons from Ultra and exemplifies situations of conflicts and their consequences.

▪  We avoid situations that represent conflicts, real or apparent, between the personal interests and the Company’s interest, acting ethically and honestly, and conducting our professional activities in benefit therein.

▪  We are careful so that no illicit advantage is directly or indirectly proposed to our employees or to the persons related to them.

▪  We are zealous so the businesses with interested parties are conducted on an equitable basis, with no participation of the respective involved parties in the Company’s internal decision-making process.

▪  Undue Advantages or Benefits

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▪  We have never received, requested or accepted undue advantages or benefits for our activities. Thus, Ultra’s employees:

o   Do not use confidential or privileged information with the intention of undue profit, in their own benefit or in the benefit of external representatives.

o   Do not ask or accept, for themselves or for external representatives, payments, incentives, financial or not, or benefits of any nature of clients, business partners, suppliers, service providers or any third parties to perform the Company’s activities.

o   Do not request work or benefits for relatives or friends in companies of clients, external representatives, business partners, suppliers or service providers.

▪  Information and Company Resources Security

▪  We care for the integrity and protection of the information and computer system of the Company, and for its responsible use, that avoids the occurrence and exploration of security weaknesses.

▪  We acknowledge that the company and personal registrations (such as clients, external representatives, business partners, suppliers, service providers or employees) are property of the Company and we use them with responsibility and within the legal limitations.

▪  We know that the management processes, projects and formulas of products are intellectual property of the Company and must be treated with confidentiality and protected against thefts, and may not be shared without a formal authorization.

▪  We treat all Ultra information with confidentiality, following all guidelines and rules of the capital market.

▪  We respect the data privacy of our clients, business partners, suppliers and service providers.

▪  We are aware that the correspondence received or sent by means of Company’s equipment and systems is property of Ultra and may be monitored.

▪  Gifts and Contributions

In our commercial relations, we do not put ourselves in real or apparent situations of conflict of interest. That is why:

▪  We do not accept contributions or gifts in cash or with commercial value.

▪  We do not accept invitations, except for institutional or sponsored events, of a collective nature, and with previous consult to the immediate superior. In case of doubts, see the Channel of Instructions and Denounces.

▪  We observe all legal provisions on the theme.

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▪  External Activities

▪  We notify our immediate manager and the human resources area of any intention to pursue a second professional activity, teaching activities, or a partnership in business of any nature.

▪  Personal Relationship with Clients, External Representatives, Business Partners, Suppliers and Service Providers

▪  We do not carry out private negotiations with clients, external representatives, business partners, suppliers or service providers, except daily consuming relations, without first obtaining authorizations from the immediate manager and from the human resources area.

▪  We do not assume any activity in companies of clients, external representatives, business partners, suppliers or service providers.

▪  We do not request any favors, rewards or incentives of any nature to clients, external representatives, business partners, suppliers or service providers with the intention of generating personal benefits, for ourselves or for external representatives.

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Management of the Code of Ethics

▪  Scope of the Code of Ethics

Ultra’s Code of Ethics is public and accessible by any person or company, regardless of the type of relationship. It applies to all Ultra’s administrators and employees, without exceptions, in Brazil and abroad. Its adhesion is mandatory and formalized by means of the adhesion instrument, which shall be executed and sent to the respective areas of human resources. It is stimulated that each employee discloses its content and discusses its principles, contributing to a better internal understanding and with the officials with which we affiliate, using it as a reference in our transactions.

▪  Conduct Committee

The Conduct Committee is a body that reports to the Ultra Board of Directors, which is composed of an independent and external Chairman, as well as by four members of Ultra management, including the Ultra Risks, Compliance and Audit Director, as Coordinator, pursuant to the terms of its internal rules of procedure. This body, which is operationally supported by the Risk, Compliance and Audit Department, meets from time to time for the following purposes:

▪  To ensure the quality and effectiveness of the Code of Ethics and of the Corporate Policies, proposing reviews and updates to the Board of Directors

▪  To monitor, along with the support of Ultra Risk, Compliance and Audit Department, the scope and compliance with the Code of Ethics and the Corporate Policies;

▪  To assess, spontaneously or by request of Ultra’s Risk, Compliance and Audit Department, and with its support, violations to the provisions in Ultra’s Code of Ethics and other Ultra’s Policies;

▪  To interpret, in the event of doubts, this Code and the other Ultra Policies;

▪  To propose the applicable sanctions to Ultra’s management, in cases of violations of this Code and other Ultra Policies submitted to its competency.

The Committee is of independent and autonomous nature and is available to all employees.

▪  Risks, Compliance and Audit Department (RCAD)

Incumbent upon RCAD:

▪   Map Ultra’s risks;

▪   Propose policies and carry out the recommendation by the Conduct Committee and the approval by the Board of Directors;

▪   Guide and develop themes of Compliance training;

▪   Develop a Compliance corporate communication;

▪   Manage Ultra’s Channel of Denounces;

▪   Carry out Ultra’s investigations;

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▪   Participate in discussions regarding and provide recommendations for disciplinary actions;

▪   Audit Ultra’s Ethics and Compliance Program;

▪   Represent Ultra institutionally in the Compliance theme;

▪   Monitor the development of Compliance Areas activities.

▪  Compliance Areas

The Compliance Areas shall:

•      Ensure compliance with Ultra’s Ethics and Compliance Program guidelines within their respective businesses;

•      Develop and implement controls;

•      Provide and oversee trainings;

•      Disclose the Ethics and Compliance Program;

•      Conduct surveys on the business' reputation;

•      Provide Compliance support for business initiatives;

•      Self-asses the business Ethics and Compliance Program;

•      Report the evolution of the Ethics and Compliance Program in the respective business to RCAD.

▪  Channel of Instructions and Denounces

Ultra provides the Canal Aberto (Open Channel) to its employees, available for instructions on ethical dilemmas and solution of doubts regarding the Code of Ethics and the Corporate Policies. The channel may be accessed through the contacts below:

ULTRA OPEN CHANNEL

0800 701 7172

www.canalabertoultra.com.br

The same channel also works as a means of communication so that all cases of violation to the Code of Ethics, laws, Corporate Policies or guidelines and internal rules are reported, including on an anonymous basis.

This channel is operated by an independent company, who shall treat the information with confidentiality and diligence, ensuring its correct processing.

It is assured to the person denouncing:

•         Anonymity if wished;

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•         Secrecy in the assessment of the denounce;

•         Impartiality and independence in the analysis of the denounce;

•         Immediate sanctions against any retaliation to the person denouncing in good-faith;

▪  Violation of the Code of Ethics

All professionals of Ultra shall adhere to this Code of Ethics and to the guidelines and Policies herein referenced, including reporting possible violations in your workplace.

Any professional who violates the provisions of this Code of Ethics and the guidelines and Policies referenced in this document, or the conduct principles and rules adopted by them, is subject to disciplinary measures, such as:

▪  Warnings;

▪  Suspensions;

▪  Sanctions, including pecuniary ones;

▪  Dismissal; and

▪  Judicial Proceedings.

▪  In case of doubts

This Code has the purpose of establishing general guidelines on the amounts and behavior expectations.

In case of doubts, see the Channel of Instructions and Denounces.

The application of the Code of Ethics does not deplete the ethical themes and expected behavior, being complemented by Ultra’s specific Policies.

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CORPORATE POLICY ON

ANTI-CORRUPTION AND RELATIONSHIPS WITH PUBLIC OFFICIALS

TABLE OF CONTENTS

1 – Purpose

2 – Definitions

2.1 - Corruption

2.2 – Influence peddling

3 – Related documents

4 – Structure of the Ethics and Compliance Program and Responsibilities

                4.1 – Conduct Committee

                4.2 – Risk, Compliance and Audit Department

                4.3 – Compliance Areas

                4.4 – Legal Areas

                4.5 – Corporate Legal Department

5 – Anti-corruption guidelines for contracting transactions and business

5.1 – Review, contracting, and monitoring

5.2 – Contracting of Former Public Officials

5.3 – Payments

5.4 – Associations, consortia, mergers and acquisitions

5.5 – Anti-Corruption Section

6 – Anti-corruption guidelines for other payments

6.1 – Unions, Associations and other Business Organizations

6.2 – Donations, Sponsorships and Political Contributions

6.3 – Gifts and Hospitality

7 – Guidelines for relationships with Public Officials

7.1 – Types of Interactions with Public Officials

7.2 – Bidding Processes and Government Contracting with Public Officials

7.3 – Inspections, tax benefits, consent decrees, licenses and permits

7.4 – Interaction to discuss a legal or regulatory rule

7.5 – Family relationship with Public Officials

8 – Selection and Compensation of Employees

9 – Records and Controls

9.1 – Accounting and Financial Records

9.2 – Internal and Financial Controls

10 – Instructions and Whistleblowing Channel

11 – Disciplinary Actions

1.      PURPOSE

Ultra is committed to preventing corruption and to complying with all applicable anti-corruption laws, including those in all countries in which it operates.  This Policy consolidates the anti-corruption guidelines to be followed when interacting with the public sector (either domestic or international), as well as in relationships with the private sector, aiming to preserve the integrity and transparency of Ultra’s businesses.

This Policy applies to all of Ultra’s companies and to all of Ultra’s Partners, Employees, External Representatives and Members, without prejudice to additional regulation applicable to their activities.

This Policy builds on and provides mandatory guidance in relation to the anti-corruption elements of Ultra's Code of Ethics.  As such, this Policy must be considered jointly with Ultra’s Code of Ethics and the other Corporate Policies.  In cases of conflict between these guidelines and other company procedures, the Risk, Compliance and Audit Department shall be consulted.  However, to the extent that a particular local law, regulation, or rule is stricter than this Policy, the stricter of the two will apply.

Compliance with this Policy is a vital responsibility.  Failure to comply with this Policy may expose Ultra to civil, administrative, and criminal consequences.  Ultra's Employees who fail to comply may be exposed to personal legal risk as well as disciplinary action by Ultra, up to and including termination.

2.      DEFINITIONS

For purposes of this Policy, capitalized terms have the meaning attributed to them in Exhibit II – Glossary.

2.1   CORRUPTION

For purposes of this Policy, corruption occurs when someone offers, promises, authorizes or gives Anything of Value, directly or indirectly, to any person—including any Public or Private Official, national or foreign—with the purpose of:

•         inducing that person (or any other person) to perform his roles improperly or contrary to law;

•         obtaining any improper advantage; or

•         in the case of a Public Official, improperly influencing the Public Official with the intention of obtaining or retaining business or a business advantage, or directing business to Ultra or any other person.

Ultra has zero tolerance for acts of corruption or bribery of any kind.  All of Ultra’s Partners, Employees, External Representatives and Members are prohibited from engaging in any acts of corruption, whether in the public or private sector.  The offer, promise, giving, or authorizing of Anything of Value to a Public or Private Official in order to receive an improper advantage constitutes a violation of this Policy, regardless of whether the benefit is actually given or accepted or whether the anticipated advantage is achieved.

There are no exceptions for “small payments” or “small favors” made with the intention of obtaining an improper advantage.

2.2   INFLUENCE PEDDLING

Ultra’s Partners, Employees, External Representatives and Members shall not, directly or indirectly, through External Representatives, influence or promise to influence acts of Public Officials to obtain an improper advantage.

Ultra forbids the practice of Influence Peddling.

3.      RELATED DOCUMENTS

In addition to this Policy, the following guidelines and rules apply to Ultra:

•         Ultra’s Code of Ethics;

•         The Law of Administrative Misconduct - No. 8,429/1992;

•         The Law of Conflict of Interests - No. 12,813/2013;

•         The Law No. 12,846/2013 (Anti-Corruption Law);

•         The Code of Conduct of the Federal Senior Management;

•         The United Nations Convention against Corruption and the 10th Universal Principle of the Global Compact (UN);

•         The Inter-American Convention of the Organization for the Economic Co-operation and Development (OCDE);

•         The Anti-Corruption Convention of the Organization for the Economic Co-operation and Development (OCDE); and

•         The United States Foreign Corrupt Practices Act (FCPA).

Other laws and regulations in force and/or effective in the jurisdictions where Ultra operates may also apply.

4.      STRUCTURE OF THE ETHICS AND COMPLIANCE PROGRAM AND RESPONSIBILITIES

As the implementation, monitoring, and enforcement of Ultra's Code of Ethics, this Policy, and its other Corporate Policies are of the highest priority to Ultra, Ultra has established the following compliance governance structure for its Ethics and Compliance Program:

For the management of this Program, the areas involved have the following responsibilities:

4.1   CONDUCT COMMITTEE

The Conduct Committee is a non-statutory body that reports to the Ultra Board of Directors.  It is composed of an independent and external Chairman, as well as of four members of Ultra's management, including the Ultra Risks, Compliance and Audit Director.

The Conduct Committee meets from time to time and is responsible:

•         Ensuring the quality and effectiveness of the Code of Ethics and of the Corporate Policies, proposing reviews and updates to the Board of Directors;

•         Monitoring, with the support of the Ultra Risk, Compliance and Audit Department, the scope and the implementation of the Code of Ethics and the Corporate Policies;

•         Assessing, spontaneously or by request of the Ultra Risk, Compliance and Audit Department, and with its support, violations of Ultra’s Code of Ethics and other Ultra Policies;

•         Interpreting the Code of Ethics, this Policy, and the other Ultra Policies;

•         Proposing disciplinary measures to Ultra’s management in cases of violations of the Code of Ethics, this Policy, and other Ultra Policies.

4.2   RISKS, COMPLIANCE AND AUDIT DEPARTMENT (RCAD)

The Risk, Compliance and Audit Department reports to and provides operational support to the Conduct Committee.

The Risk, Compliance and Audit Department shall:

•         Map Ultra’s risks;

•         Propose policies and carry out the recommendations made by the Conduct Committee that are approved by the Board of Directors;

•         Guide and develop Compliance training topics;

•         Develop a Compliance corporate communication;

•         Manage Ultra’s Whistleblowing Channel;

•         Carry out internal investigations;

•         Participate in discussions regarding and provide recommendations for disciplinary actions;

•         Audit compliance with Ultra’s Ethics and Compliance Program;

•         Support Ultra's institutional Compliance efforts; and

•         Monitor the development of Business Compliance Management activities.

4.3   COMPLIANCE AREAS

The Compliance Areas report to the Risk, Compliance and Audit Department.  The Compliance Areas shall:

•         Ensure compliance with Ultra’s Ethics and Compliance Program guidelines within their respective businesses;

•         Develop and implement controls;

•         Provide and oversee training programs;

•         Distribute the Ethics and Compliance Program;

•         Conduct business reputation surveys;

•         Provide Compliance support for business decisions;

•         Self-assess the business' Ethics and Compliance Program; and

•         Report on the implementation of the Ethics and Compliance Program in the respective businesses to the RCAD.

4.4   LEGAL AREAS

Ultra has established Legal Areas within each of its businesses.  In connection with the Ethics and Compliance Program, the Legal Areas shall:

•         Support the RCAD in developing the anti-corruption clauses to be incorporated in contracts, as well as guidance for their use;

•         Analyze and approve requests for donations and sponsorships under the terms of this Policy made by the Business Area involving public or private entities, social, cultural, academic or sports projects;

•         Technically assist the respective Administration and Control Department in bidding processes in which Ultra participates;

•         Support the Business Compliance Management in cases of Red Flags, interacting with the RCAD to resolve questions;

•         Immediately notify the Business Compliance Management, the RCAD and the Corporate Legal Departmentof any notice, summons, official letter or other documents issued by a competent authority (including government regulators or enforcement agencies) regarding violations of this Policy or any criminal misconduct, or any review or investigation conducted by any such authorities, involving Ultra’s Business Divisions, Partners, Employees, Members or External Representatives;

•         Provide the Corporate Legal Department access to the facts, data, documents and information necessary to understand and assess cases of potential violations or misconduct; and

•         Work with the Corporate Legal Department to interact with and oversee the work of external lawyers.

4.5   CORPORATE LEGAL DEPARTMENT

The Corporate Legal Department shall:

•         Assist the RCAD in developing the content for training programs related to this Policy;

•         Support the RCAD in developing the anti-corruption clauses to be incorporated in contracts, as well as guidance for their use;

•         Analyze and approve requests for donations and sponsorships from the Corporate Center or submitted to the Corporate Center by other institutions, involving public or private entities, social, cultural, academic or sports projects under this Policy;

•         Support the Business Compliance Management in cases involving Red Flags, interacting with the RCAD to resolve related questions; and

•         Instruct, support, and advise, with the support of the RCAD and of the respective Business Divisions, on the operations and investigations conducted by any competent authorities and develop strategies and interact with external lawyers hired in connection with defending against related allegations.

5.      ANTI-CORRUPTION GUIDELINES FOR CONTRACTING TRANSACTIONS AND BUSINESS

The act of hiring or compensating third parties can expose Ultra to corruption risk if the purpose of such action is to provide an improper benefit to a Public Official.  Furthermore, the actions of third parties may present risks to Ultra, as Ultra, its Partners and Employees may be liable for the actions of such third parties, even if they are not aware of them.

This Policy prohibits the use of any third party, including External Representatives, Business Partners, or Suppliers and Service Providers to, directly or indirectly, give, disguise, offer, promise, promote or authorize the use of Anything of Value in order to acquire an improper advantage. External Representatives, Business Partners, and Suppliers and Service Providers should never be authorized or permitted to circumvent Ultra's requirements, values, and principles.

5.1   REVIEW, CONTRACTING, AND MONITORING

Contracting with External Representatives, Business Partners, and Suppliers and Service Providers must be preceded by a Verification Process.  Ultra must maintain all materials prepared as part of the Verification Process, which shall be filed with the contract.  Whereever possible when contracting with Suppliers or Service Providers, Ultra will also adopt a formal quotation process, comparing prices with the market prices for the products and services contracted.

All relationships with External Representatives, Business Partners, and Suppliers and Service Providers should be documented in a written contract containing the anti-corruption section set forth in this Policy.

The respective Business Compliance Management shall be consulted should Red Flags be identified in connection with any third party during the Verification Process.  All Red Flags identified during the Verification Process must be reviewed by the respective Business Compliance Management prior to contracting with any External Representative, Business Partner, or Supplier or Service Provider.

During the contracting process or as long as the contractual relationship with a third party lasts, Employees shall monitor for and periodically provide updates on any Red Flags identified, and communicate such issues to the respective Business Compliance Management, the RCAD, or the Administration and Control Executive Board, as appropriate, as well as the respective Legal Areas.

5.2   CONTRACTING WITH FORMER PUBLIC OFFICIALS

Relationships with External Representatives, Business Partners, or Suppliers and Service Providers that are, are owned by, or are connected to a Former Public Official can present corruption risks.

When contracting with Former Public Officials, Ultra shall meet the following criteria (in addition to the requirements discussed above in section 5.1):

•         Not be prohibited by law;

•         Respect the periods of legal or regulatory quarantine, when applicable;

•         Be submitted to the analysis of the Business Compliance Management on possible conflict of interests;

•         Not present any Red Flags after the Verification Process; and

•         Be previously approved by the respective Business Legal Area.

Once a contract is entered with a Former Public Official, Ultra will add information about the relationship to its register of contracts to allow for monitoring by the RCAD.

As a general position, Ultra does not engage Public Officials currently holding office in their private or personal capacity as External Representatives, Business Partners, or Suppliers or Service Providers.

5.3   PAYMENTS

Prior to making a payment to an External Representative, Business Partner, or Supplier or Service Provider, Ultra must ensure that the payments are for products or services rendered and are reasonable according to the nature of the products and services.

Whenever possible, payments to an External Representative, Business Partner, or Supplier or Service Provider should be made by bank transfer or other electronic funds transfer to the third party's bank account in the country where the services are performed or where the third party's offices are located.  Proposals for wire payments to third country locations (i.e., offshore bank accounts) must be approved in advance by the relevant Business Legal Area.

To the extent Ultra's agreement with an External Representative, Business Partner, or Supplier or Service Provider requires that Ultra reimburse expenses, Ultra will only reimburse expenses supported by valid receipts.  The relevant Business Legal Area may grant exceptions to this restriction and permit advances of expenses on a case-by-case basis where there is a legitimate business rationale.  However, such approval must be granted prior to Ultra providing expense advances and the third party must later provide Ultra with receipts supporting such advances for review.

5.4   ASSOCIATIONS, CONSORTIA, MERGERS AND ACQUISITIONS

Prior to Ultra entering into any joint venture, association, consortium, teaming arrangement, merger, or acquisition, Ultra will conduct risk-based due diligence on the parties to the transaction to ensure that the proposed relationship would not result in, or significantly risk a violation of Anti-Corruption Laws.  During the process of association, consortium, merger, or acquisition, the area responsible for mergers and acquisitions and the Legal Area of the respective Business shall meet with the Corporate Legal Departmentand with the RCAD to define the scope of the due diligence process that will analyze the compliance-related matters.  Such analysis shall precede any operation of this nature conducted by Ultra.

5.5   ANTI-CORRUPTION SECTION

Upon entering into agreements with Ultra, the following must be observed:

•         This Policy contains the standard anti-corruption section (EXHIBIT I), which will guide the contractual negotiations, and its terms shall be substantially reflected in the agreements entered into by Ultra;

•         The person responsible for the Business Legal Area or the Corporate Legal Department shall review and approve the anti-corruption section following such guidelines, pursuant to the terms of this Policy.

The RCAD shall periodically issue instructions on the anti-corruption section, supported by the Business Compliance Management, Legal Areas and Corporate Legal Executive Board.

6.      ANTI-CORRUPTION GUIDELINES FOR OTHER PAYMENTS

6.1 UNIONS, ASSOCIATIONS AND OTHER BUSINESS ORGANIZATIONS

Unions, associations, and business organizations have an important role in the company, for they efficiently defend and represent genuine interests of their respective constituents.

It is prohibited, under any circumstances, to use such institutions to obtain an improper advantage or conceal corrupt conduct.  A legal and transparent relationship with unions, associations and class entities shall observe the following practical requirements:

•         Any membership must be preceded by a Verification Process.  The RCAD shall be consulted when Red Flags are identified;

•         Membership in any such organization shall be formalized in an agreement or in a similar association instrument, which must include an anti-corruption section;

•         The agreement or association instrument shall be reviewed by the Business Legal Area or Corporate Legal Executive Board, as applicable;

•         Anticipated ordinary payments involving the organization shall be referenced in the association, instrument under the title of monthly fee or monthly, annual, or similar contribution;

•         Extraordinary payments shall be preceded by documentation detailing the purpose, allocation, and accountability controls;

•         Documentation regarding projects requiring extraordinary payments shall be linked to the underlying association instruments and include an anti-corruption section;

•         Projects that demand extraordinary payments and that involve External Representatives of any nature, such as consultants, lawyers, advisors, among other subcontracted parties, shall be referenced in the project’s descriptive terms and such External Representatives will be subject to a Verification Process;

•         Extraordinary payments shall be reviewed by the respective Administration and Control Officer before they are approved;

•         Payments made directly to subcontracted parties, or entities unrelated to the association instrument or to the extraordinary project's descriptive instrument are prohibited, as all payments must be made directly to the member entity; and

•         All payments shall be recorded in a specific, identified account in order to apply controls.

Each Business Area must ensure that relationships with unions, associations, and class entities are based on transparency and genuine and legal interests.  It is important that meetings and interactions with such entities observe the following guidelines:

•         Be conducted by at least two of Ultra’s representatives acting in compliance with Ultra's Ethics and Compliance Program;

•         Be preceded by an official agenda and schedule submitted to the corresponding Business Legal Area; and

•         Be recorded in formalized minutes or aide-mémoire that address the issues discussed.

The RCAD must be informed of any Red Flags identified during Ultra's relationship with such associations.

6.2 DONATIONS, SPONSORSHIPS AND POLITICAL CONTRIBUTIONS

Donations, sponsorships, and contributions raise compliance risks, as they can be a means of directly or indirectly providing corrupt payments.  Ultra’s Employees that received requests for donations, sponsorships and political contributions shall address these requests with professionalism, impartiality, and transparency, informing the Public Official or the private sector representative, as applicable, about Ultra's formal internal approval processes for such contributions, which considers budgetary constraints and requires that there not be any possible conflicts of interest.  The Business Legal Area or the Corporate Legal Executive Board, as appropriate, should be immediately notified if a Public Official solicits a charitable or political contribution in connection with any government action related to Ultra or its business.  Ultra does not use donations, sponsorships, or contributions for improper or corrupt purposes.

Donations, sponsorships, or political contributions shall:

•         Comply with the legislation in force in the country;

•         Be transparent;

•         Be consistent with the organization’s social responsibility priorities;

•         Be proportional to the project’s purposes;

•         Not be used as a means of providing, directly or indirectly, an improper payment to a Public Official, or obtaining an improper advantage for Ultra;

•         Be recorded in the organization's accounts, as well as in the electoral courts (when applicable); and

•         Be pre-approved by the Business Legal Area or the Corporate Legal Executive Board.

Donations, sponsorships and political contributions made by any Partner or External Representative on Ultra’s behalf are prohibited.

Donations and Sponsorships.   Ultra, considering its social obligations (whether of a charitable, cultural, academic, sporting, or environmental nature, among others), may authorize donations and sponsorships for the public or private sector that comply with the guidelines of this Policy.  However, Ultra does not make charitable donations to organizations linked to political parties, politicians, or Public Officials who may influence decisions that are of Ultra's interests.

Donations and sponsorships shall comply with the guidelines below:

•         There shall be no conflict of interest;

•         The recipient shall be a bona fide public or private entity, not an individual;

•         The recipient, as well as the individuals or other entities related thereto, shall have been subject to a previous Verification Process overseen by the respective Compliance Management.  This requirement also applies to External Representatives contracted to execute a sponsorship project;

•         The Business Compliance Management shall have previously analyzed the results of the Verification Process and approved the terms and conditions in which the contracting of such project will occur;

•         The Verification Processes shall be maintained with the agreements entered into and shall be subject to periodic review by the RCAD; and

•         The Administration and Control Officer and the Officer of the requesting area must pre-approve all monetary donations.  Events valued at more than US$ 6,200 (or the local equivalent) must also be approved by the respective Superintending Officer.

The terms of all donations or sponsorships must be memorialized in a written agreement or an instrument of donation, which shall describe, clearly and precisely, the allocation of the assets or resources (as the case may be), that the donation or sponsorrsihp is for the exclusive benefit the identified recipient, contain the duty of accountability on the part of the recipient, and contain an anti-corruption section as required under the terms of this Policy.  All donations and sponsorships must be recorded in a specific, identified account in order to apply controls.

Political finance. Any political contribution made by Ultra in Brazil or abroad shall strictly follow applicable legal regulations and shall be analyzed by Ultrapar’s Executive Board before being submitted to Ultrapar’s Board of Directors for approval.

Nothing in this Policy prevents Employees from making political contributions in a personal capacity.  However, a personal political contribution must not be made as a means of indirectly making a donation on behalf of Ultra without first obtaining the authorization described above.

6.3 GIFTS AND HOSPITALITY

Ultra operates in countries in which the provision of reasonable business hospitality and gifts is customary in the normal course of business.  While providing business hospitality and gifts is permitted under this Policy, it must (1) be reasonable; (2) not violate any applicable law, regulation, or Ultra policy; (3) be consistent with normal business practice; (4) not be perceived as creating a conflict of interest; (5) be appropriate to the occasion and in the context of local customs and cost of living; and (6) not reflect negatively on Ultra's reputation.

The giving of hospitality or gifts must never create the perception or fact of a quid pro quo provided in exchange for favorable treatment or an improper advantage.

Hospitality provided to Public Officials.  The provision of hospitality to Public Officials carries increased risk.  As a result, Ultra will only pay for or reimburse expenses for hospitality for Public Officials, including travel, hospitality, and/or entertainment, when:

•         In compliance with applicable laws and regulations;

•         The hospitality is directly linked to a legal and genuine business purpose;

•         It involves direct payment to a supplier and never involves direct or indirect payment to the Public Official;

•         It does not involve disbursement or reimbursement of any amounts related to providing any benefits to family or friends of the Public Official, including payments via gift cards or pre-paid vouchers;

•         Is not characterized by frequent or daily payments of expenses to the same recipient;

•         It involves hospitality (meals, accommodation, tickets, etc.) that is proportional to average and reasonable standards, and does not involve luxury or VIP treatment;

•         The circumstances involved are not characterized by a conflict of interest or create a perception of Ultra receiving an improper advantage; and

•         It is previously discussed with and formally approved by the immediate superior, who shall make sure that the event or circumstance that gives rise to these costs will include the participation of at least two Ultra representatives, and that the RCAD is consulted with regard to any concerns.  Additionally, expenses related to providing travel, hospitality, meals, or entertainment above US$ 50 (or the local equivalent) to Public Officials require prior review and approval by Business Compliance Management.

The Business Compliance Management and the Officers of Administration and Control of each Business shall establish and maintain a system of financial and accounting controls that allow for the accurate identification and tracking of disbursements linked to such costs.  Reimbursement requests must be supported by receipts or invoices.

Gifts provided to Public Officials.  As with hospitality, the giving of gifts to Public Officials can create the appearance of seeking or providing an improper benefit or advantage in exchange for or receipt of a benefit or advantage.  Ultra's Employees are prohibited from providing gifts with the intention of influencing or interfering with a Public Official’s decision or to secure an improper advantage.  The delivery or offer of corporate gifts to Public Officials shall have a clear and transparent purpose, and shall be practiced reasonably and proportionally, preserving the impartiality of the relations and the reputation and image of Ultra.

The corporate gifts offered to Public Officials shall:

•         Comply with Ultra’s Code of Ethics, applicable laws and regulations;

•         Comply with the gift policies applicable to the recipient;

•         Be clearly linked to institutional marketing actions or another appropriate business purpose;

•         Not have commercial value (for example: pens or t-shirts bearing Ultra's logo, institutional books);

•         Be duly communicated to the Employee's immediate manager;

•         Be provided in Ultra's name;

•         Be given openly, not secretly; and

•         Be properly recorded in Ultra's records.

It is prohibited to give gifts to Public Officials that are:

•         Cash, regardless of the amount (including cash equivalents, such as gift cards);

•         Given with the intention of influencing or rewarding an act or decision of the Public Official;

•         Disproportionate or inappropriate gifts; or

•         Reflective of a mindset that constitutes a conflict of interest.

The guidelines established herein also apply to corporate gifts to Private Officials.

Ultra does not give gifts other than corporate branded gifts.

7.      GUIDELINES FOR INTERACTIONS WITH PUBLIC OFFICIALS

7.1. TYPES OF INTERACTIONS WITH PUBLIC OFFICIALS

Ultra commonly interacts with Public Officials during the course of its business.  The relationship with Public Officials shall represent Ultra’s interest, based on transparency, legality and legitimacy.  These interactions may occur in several contexts:

•         Daily operational - contact with a Public Official as part of a daily operational activity. A few non-exhaustive examples are: over-the-counter contacts, customs clearance, road inspections, acquiring guidelines or certificates, notary office transactions;

•         Specific – contact with Public Officials as representatives of a defined process. A few non-exhaustive examples are: bidding processes, inspections, summons, tax discussions, getting licenses or permits, tax incentives, terms of conduct adjustment; and

•         Institutional - contact with Public Officials as counterparts of regulatory, governmental, or specialized issues. A few non-exhaustive examples are: sector regulation, legislation, aspects.

In relation to institutional or specific contacts with Public Officials, it is recommended that formal agenda and meeting reports, aide-mémoire, minutes or similar memorializing documentation are prepared, which will assist in documenting the purpose of these contacts.

Interactions with Public Officials shall be conducted by persons qualified and trained pursuant to the terms of this Policy and the principles of Ultra’s Code of Ethics, occur in professional environments during commercial hours, and preferably involve the participation of more than one Ultra representative.  Employees having personal or social contact with Public Officials should avoid discussing professional matters of interest to Ultra.

If Public or Private Officials approach you in order to request payments or improper advantages in violation of the provisions of this Policy, such requests must be rejected immediately and in an express and unequivocal manner and reported to the RCAD.

7.2 BIDDING PROCESSES AND GOVERNMENT CONTRACTING WITH PUBLIC OFFICIALS

Any participation in bidding processes, identification of new contracting opportunities, or work to maintain existing contracts with Public Officials shall be the responsibility of Ultra's Employees, External Representatives and Partners who were trained in the best practices for interactions with Public Officials.

All bidding processes or contracts with Public Officials must be recorded and controlled by the Business Compliance Management, the Administration and Control Officers of the respective Business Divisions, together with the respective Legal Areas, and must be monitored by the RCAD.

In any relationships with Public Officials in all spheres (federal, state, and municipal), it is forbidden to engage in any illegal, unethical or immoral conduct, including the following, among others:

•         Frustrating or defrauding the competitive nature of a public bidding process through making an adjustment, collusion, or any other means, or otherwise impeding, disrupting or defrauding a public bidding process;

•         Removing or attempting to remove a bidder through fraud or by offering an advantage of any kind;

•         Creating, fraudulently or irregularly, a legal entity to participate in a public bidding process or for purposes of entering into a government contract;

•         Obtaining an improper advantage or benefit in a fraudulent manner by means of modifying or extending contracts signed with the government without being authorized to do so by law, in the public bid notice, or in the relevant contractual instruments;

•         Manipulating or defrauding the economic financial balance of the contracts entered into with the government; or

•         Providing a bribe, kickback, or other improper benefit to a Public Official in order to acquire, retain, or extend a government contract or for another business purpose.

The guidelines in this section shall also guide relationships and operations in the private sector.

7.3 INSPECTIONS, TAX BENEFITS, CONSENT DECREES, LICENSES, AND PERMITS

Any discussions with Public Officials during inspections, tax relief negotiations, consent decrees, licensing and permitting processes, or any other interaction with Public Officials must be conducted by personnel trained and authorized to engage in this type of business and interaction.

All inquiries or assessments from Public Officials must, when appropriate, be answered or advocated in an official and formal manner with technical and legal arguments.

The RCAD must be immediately notified of requests from Public Officials that are inconsistent with this Policy.

7.4 INTERACTION TO DISCUSS A LEGAL OR REGULATORY RULE

Whenever it is in Ultra's interests to discuss possible editions or revisions to legal or regulatory rules with any Public Official, Ultra's positions and intentions must be expressed in writing, in its own name, and through duly authorized internal Ultra Employees, even if the services of External Representatives are used to prepare and forward such writings.

If Ultra expresses its positions and intentions through professional associations or other organizations of which it is a member, Ultra's positions and intentions must be expressed to such associations or organizations under the same requirements indicated above.

External Representatives providing advisory services in connection with interactions with Public Officials to discuss legal or regulatory rules may not be paid in amounts incompatible with the services provided or in a manner that could raise concerns that the payment was intended to be used to influence the Public Official in adding to, annulling, or changing such rule, and no success fee may be paid.

7.5 FAMILY RELATIONSHIP WITH PUBLIC OFFICIALS

Upon joining Ultra and as relevant thereafter, Employees must communicate any family or friendship relationships with Public Officials whenever this fact may put any operations or Ultra's reputation and business at risk.  The Employee must seek guidance from his/her direct supervisor in such cases, and his/her direct supervisor may involve the Business Compliance Management.

The Business Compliance Management must analyze whether such a relationship creates any actual or potential risks, provide guidance to its Employees, and take the necessary preemptive measures, such as replacing the Employee in the transaction where there is a conflict of interest or cancelling the transaction, among other adequate measures, so that the familial relationship does not create a conflict of interest or reputational risk to Ultra.

Likewise, any Member, External Representative or Partner must report any familial relationships with Public Officials to his/her most senior contact in Ultra, and that person, in consultation with Business Compliance Management, will decide whether the transaction will be conducted and whether the Member, External Representative or Partner will remain or be replaced in the transaction.

Cases where such familial relationships are deemed acceptable by the respective Business Compliance Management must be communicated to the Administration and Control Department of the respective business for information and monitoring.  In cases of disagreement on how to address such relationships, the RCAD must be involved.

8.      SELECTION AND COMPENSATION OF EMPLOYEES

Ultra's recruiting process is fair and transparent.  Ultra does not provide employment or other positions to individuals in order to receive an improper advantage.

Prior to hiring or compensating Employees Ultra must carry out reasonable due diligence to ensure that such appointment or compensation is consistent with this Policy and would not result in a violation of Anti-Corruption Laws.  The due diligence may only involve requesting that the potential Employee disclose connections to Public Officials, competitors, and clients, in order to assist Ultra in identifying potential conflicts of interest.

Ultra must exercise caution when appointing Former Public Officials to positions as Employees.  Ultra may not appoint a Public Official (or a Former Public Official who has retired or resigned from office within the previous 12 months) to a company position without prior approval from the Business Compliance Management.

9.      RECORDS AND CONTROLS

9.1 Accounting and Financial Records

It is the collective responsibility of Ultra and its Employees to ensure all transactions are properly recorded, and are authorized by the appropriate individual(s).  Any and all financial transactions and dispositions of assets must be recorded accurately and timely with enough details to reflect the reality in Ultra's accounting records and allow full traceability of all payments made, including all payments made to Ultra's External Representatives and Partners or related to Public Officials.

No unclear entries or records of transactions shall be allowed, and no transactions may be omitted, in whole or in part, from the accounting controls and records.  No non-disclosed or non-recorded ("off the books") account shall be maintained for any purpose.

9.2 INTERNAL AND FINANCIAL CONTROLS

This Policy is part of Ultra's Ethics and Compliance Program and will be regularly monitored by the RCAD.

The Business Compliance Management, the Administration and Controls Executive Boards, and the respective internal control areas must maintain and implement the necessary procedures to ensure compliance with the provisions of this Policy to prevent and avoid unlawful acts in its businesses, such as errors, omissions, misrepresentations, and frauds in its accounting and tax practices, reports, market announcements, and other documents.  To this end, Ultra will maintain a system of internal controls to provide reasonable assurances that:

•         transactions are executed in accordance with management's general or specific authorization;

•         transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (2) to maintain accountability of assets;

•         access to assets is permitted only in accordance with management's general or specific authorization; and

•         the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Circumventing or evading or attempting to evade Ultra's internal accounting controls is strictly prohibited.

10.  INSTRUCTIONS AND DENOUNCES CHANNEL

Ultra has a Channel of Instructions and Denounces (Canal Aberto – Open Channel) that allows any person to report actual or suspected violations of this Policy, the Code of Ethics and other internal policies of Ultra or of applicable law.

All Members, Employees, External Representatives, and Partners must immediately report any suspected violation of this Policy, any other of Ultra's policies or procedures or applicable laws through the following:

ULTRA OPEN CHANNEL

0800 701 7172

www.canalabertoultra.com.br

It should be stressed that reports may be made anonymously to protect the identity of the people reporting them.  Under no circumstances shall the reporting of any potential violation or possible impropriety serve as a basis for retaliation and intimidation against any Employee who makes a report in good faith.  The practice of any acts to threaten, intimidate, or retaliate against any person (i) reporting violations of this Policy or any other policy or law applicable to Ultra, or (ii) expressing his/her questions, suspicions, or concerns regarding this matter is strictly prohibited.

This Policy does not encompass every possible situation or behavior that could violate the Anti-Corruption Laws.  Therefore, the channel may also be used to address questions regarding this Policy or when seeking related requests for guidance.

11.  DISCIPLINARY ACTIONS

The standards set forth in this Policy are important to Ultra and must be taken seriously.  Ultra and each one of its Business Divisions must maintain constant control and monitoring to prevent violations of the principles and guidelines in this Policy.  Compliance with this Policy is mandatory for all Employees and violations will not be tolerated.

Any violation or non-compliance with the provisions of this Policy will be investigated by the RCAD, subject to applicable laws, the Code of Ethics, and Ultra's interest, and the offenders will be subject to disciplinary measures and/or penalties based on the applicable law and the gravity of the offense, including warnings (verbal or formal), suspensions, pecuniary sanctions, and may result in the Employees' dismissal for cause.  Ultra must also take the necessary measures against any Ultra External Representative or Partner that violates this Policy.

Violations of Anti-Corruption Laws, in addition to causing severe losses to Ultra, may subject the offender to criminal, civil, and administrative penalties and to investigations by regulatory agencies, resulting in fines and other serious sanctions, which would not prejudice other corporate disciplinary measures that Ultra may apply.

EXHIBIT I - ANTI-CORRUPTION SECTION

This is Ultra's standard contract section to be used in all situations provided for in this Policy.  Additional anti-corruption contract provisions may also be appropriate based on the relevant transaction or relationship.

Any changes to this section will be considered only if they are previously approved by the Legal Area of the respective business.  Further, please consult Legal should you require contract terms in a language other than English.

For agreements in English:

“The CONTRACTED PARTY, its Representatives and any direct or indirect third-parties, (temporary employees, service renderers, consultants, advisors and/or agents) hereby represents that, in all of its activity in connection with this Contract and on behalf of Ultra, it will comply fully with all Anti-Corruption Laws applicable to the CONTRACTED PARTY and Ultra, and with Ultra's Code of Ethics and Corporate Policy on Anti-Corruption and Relationships with Public Officials (available on the website: http://ri.ultra.com.br/).

The CONTRACTED PARTY hereby represents that, in all activity in connection with this Contract and on behalf of Ultra, CONTRACTED PARTY and its Representatives, have not taken and will not take any action in volation of the Anti-Corruption Laws, and have not paid, offered, promised, or authorized, and will not pay, offer, promise, or authorize the payment of money or anything of value, directly or indirectly, to any Public Official for the purpose of (1) influencing any act or decision of such person in her/her official capacity; (2) inducing such person to act (including through action or omission) in violation of the lawful duty of such person; (3) securing any improper advantage; or (4) inducing such person to use his/her influence to affect or influence any act or decision of a Government Authority, in order to assist CONTRACTED PARTY or Ultra in obtaining or retaining business for or with, or directing business to, any person.

The failure by the CONTRACTED PARTY, its Representatives, or any third-party acting on their behalf to comply with all applicable anti-corruption laws, Ultra's Code of Ethics, or Ultra's Corporate Policy on Anti-Corruption and Relationships with Public Officials  shall be considered a serious offense in breach of this Contract, which may give rise to termination for cause, culminating automatically in Ultra's right to withhold payments due to the CONTRACTED PARTY, to suspend the fulfilment of Ultra's other obligations to the CONTRACTING PARTY, and to require the CONTRACTING PARTY to indemnify Ultra for any related losses and damages.

As used in this agreement, the term “Representative” means, as to any person or entity (including those that directly or indirectly exercise control over such legal person and its controlled companies and companies under common control), and their directors, officers, employees, agents, partners, auditors, advisors (including, without limitation, financial advisors, counsel and accountants). The expression “person” shall be widely interpreted and shall include, without limitation, any association, corporation or partnership, or any other entity or individual.  The term "Anti-Corruption Laws" means laws that deal with crimes related to corruption practices and acts against the public administration, in particular the Brazilian Federal Law No. 12,846 of 1 August 2013 and the United States Foreign Corrupt Practices Act (FCPA) of 1977.  The term "Public Official" means (i) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Government Authority, even if temporarily or for no compensation; (ii) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (iii) an officer of, or individual who holds a position in, a political party; (iv) a candidate for political office; (v) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (vi) an officer or employee of a supra-national organization (including, without limitation, World Bank, United Nations, International Monetary Fund and OECD).  Foreign public officials include those carrying out their activities in diplomatic representations of foreign countries.  The term "Government Authority" means (i) any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any arbitrator or any quasi governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi governmental authority; (ii) an instrumentality, board, commission, court, or agency, whether civilian or military, of any of the foregoing, however constituted; (iii) an association, organization, business or enterprise which is owned or controlled by any of the foregoing (including State banks and companies, sovereign-wealth funds and public universities); or (iv) a political party.

EXHIBIT II – GLOSSARY

For the purposes of this Policy, the following shall apply:

"Administration and Control Executive Board(s)": The Administration and Control Executive Board(s) of each Ultra Business.

"Anti-Corruption Laws": the laws and regulations mentioned in section 3.

"Anything of Value ": this term must be construed in a broad manner to include any tangible or intangible benefit, including (without limitation) money or cash equivalents, property or assets, gifts, souvenirs, trips, accommodations, entertainment, favors, services, promises, donations, loans, equipment, job offers, transport, payment of expenses or debts, inside information, stock tips, or assistance in arranging a business transaction, among other things.

"Board of Directors": The Board of Directors of Ultrapar S.A.

"Business Compliance Management": Business Compliance Management that gives support to the performance of Ultra's Ethics and Compliance Program, which reports to the RCAD.

"Business Division or Business": controlled companies, to wit, Extrafarma, Ipiranga, Oxiteno, Ultracargo, and Ultragaz.

"Legal Areas": the legal areas of each Ultra Business.

"Business Partners": distributors, resellers, and commercial representatives.

"Code of Ethics": Ultra's Code of Ethics.

"Corporate Communication Areas": Ultrapar's communication areas.

"Corporate Legal Executive Board": The Legal Executive Board of Ultrapar corporative center.

"Employee(s)": any member of the executive board, the Board of Directors and the Audit Committee, employees, interns (under the Internship Law – Law 11788/2008) and trainees (under the Apprenticeship Law, Law 10097/2000).

"Ethics and Compliance Program" or "Program": Ultra's Code of Ethics and supporting policies, procedures, and controls.

"External Representative(s)": individuals or legal entities representing the interests of Ultra or expressing themselves in Ultra's name, regardless of the existence of a power of attorney or contractual formalization, including, without limitation, advisors, consultants, accountants, third parties, lawyers, forwarding agents, among others.

"Former Public Official": anyone who has been a Public Officials in the last five (5) years.

"Government Authority": (i) any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any arbitrator or any quasi governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi governmental authority; (ii) an instrumentality, board, commission, court, or agency, whether civilian or military, of any of the foregoing, however constituted; (iii) an association, organization, business or enterprise which is owned or controlled by any of the foregoing (including State banks and companies, sovereign-wealth funds and public universities); or (iv) a political party.

"Influence Peddling": requesting, demanding, charging or obtaining, for oneself or for a third party, an advantage or promise of advantage, on the pretext of influencing an act performed by a Public Official in the exercise of his/her function.

"Channel of Instructions and Denounces(Open Channel)": the mechanism offered by Ultra to receive questions, concerns, and accusations, which allows anonymity and is managed by a specialized company contracted by Ultra.

"Member": a holder of shares in Ultra that expresses his/her/its opinions in Ultra's name.

"Partner": business partners in Ultra's joint ventures, teaming arrangements, or other business combinations.

"Policy": Ultra's Corporate Policy on Anti-Corruption and Relationships with Public Officials.

"Private Official": private officials are every manager or employee representing, directly or indirectly, any legal entity governed by private law.

"Public Official": for the purposes of this Policy, (i) an employee, officer or representative of, or any person otherwise acting in an official capacity for or on behalf of a Government Authority, even if temporarily or for no compensation; (ii) a legislative, administrative, or judicial official, regardless of whether elected or appointed; (iii) an officer of, or individual who holds a position in, a political party; (iv) a candidate for political office; (v) an individual who holds any other official, ceremonial, or other appointed or inherited position with a government or any of its agencies; or (vi) an officer or employee of a supra-national organization (including, without limitation, World Bank, United Nations, International Monetary Fund and OECD).Foreign public officials include those carrying out their activities in diplomatic representations of foreign countries.

"Red Flags": facts or circumstances that indicate, suggest, or increase the likelihood of corruption or engagement in acts that violate this Policy.

"Risks, Compliance and Audit Department - RCAD": Ultrapar Executive Board responsible for managing Ultra's Ethics and Compliance Program, which reports to the Board of Directors through the Conduct Committee.

"Suppliers and Service Providers": suppliers and service providers (except for service providers already mentioned in the definition of "External Representatives").

"Verification Process": risk-based due diligence, including conducting research and information searchs in public databases, submitting questionnaires, and where appropriate, conducting interiews, with the aim of identifying any type of legal or reputational history that may represent a risk or exposure to Ultra, as well as to ensure that the capacities and qualifications of the External Representative, Business Partner, Supplier or Service Provider are adequate for the contracting purpose.

"Ultra": Ultrapar and its controlled companies in Brazil and abroad.

"Ultrapar": Ultrapar Participações S.A., a publicly-held corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2018

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Code of Ethics and Corporate Policy on Anti-corruption)